EXHIBIT 99.1


                                  COMMSCOPE, INC.
                     EXHIBIT 99.1 - FORWARD-LOOKING INFORMATION

      The Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws provide a "safe harbor" for forward-looking statements. Our Form 10-K for the year ended December 31, 2001, our Annual Report to Stockholders, any Form 10-Q or Form 8-K of ours, or any other oral or written statements made by us or on our behalf, may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are identified, including without limitation, by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "think," "thinks," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We are not undertaking any duty to update any forward-looking statements to reflect developments or information obtained after the date of this Exhibit 99.1.

      Our actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, (a) the general political, economic and competitive conditions in the United States and other markets where we operate; (b) changes in capital availability or costs, such as changes in interest rates, market perceptions of the industry in which we operate, security ratings or general stock market fluctuations; (c) employee workforce factors; (d) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board and the Securities and Exchange Commission; (e) the impact of corporate governance, accounting and securities law reforms by the United States Congress, Securities and Exchange Commission and the New York Stock Exchange; (f) significant joint ventures and acquisitions and the factors set forth below.

OUR SALES AND PROFITABILITY MAY BE ADVERSELY AFFECTED BY CHANGES IN CABLE TELEVISION CAPITAL SPENDING.

      Most of our revenues come from sales to the cable television industry. Demand for our products depends primarily on capital spending by cable television operators for maintaining, constructing, rebuilding or upgrading their systems. Capital spending in the telecommunications industry is cyclical. The amount of this capital spending, and, therefore, our sales and profitability, will be affected by a variety of factors, including, without limitation:

      o general economic conditions;

      o availability and cost of capital;

      o acquisitions of cable television operators by non-cable television operators;

      o cable system consolidation within the industry;

      o the financial condition of domestic cable television operators and their access to financing;

      o competition from satellite and wireless television providers and telephone companies;

      o technological developments; and

      o new legislation and regulation of cable television operators.

      During the first half of 2002 cable television capital spending decreased significantly from recent historical levels. Our sales were negatively impacted by a significant slowdown in spending by Adelphia as well as a slowdown in spending by our alternate service provider customers and our international customers. A shift away from rebuilding or upgrading activities could also have a negative impact on our profit margins. We cannot assure you that cable television capital spending will not continue to decrease in the future or when, if at all, it will increase. In addition, if we are unable to adequately manage our costs in response to reduced demand for our products, there could be a material adverse effect on our profitability.

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      In recent years, cable television capital spending has been affected by new legislation and regulation, on the federal, state and local level. Many aspects of government regulation are currently the subject of judicial proceedings and administrative or legislative proposals. The Federal Communications Commission is continuing its implementation of the Telecommunications Act of 1996 (the "Telecom Act") which, when fully implemented, may significantly impact the communications industry and alter federal, state and local laws and regulations regarding the provision of cable, internet and telephony services. The Telecom Act eliminates substantially all restrictions on the entry of telephone companies and certain public utilities into the cable television business. Telephone companies may now enter the cable television business as traditional cable operators, as common carrier conduits for programming supplied by others, as operators of wireless distribution systems, or as hybrid common carrier/cable operator providers of programming on so-called "open video systems." The economic impact of the Telecom Act, ongoing litigation in this regard, other federal legislation, and the rules implementing these laws on the cable television industry and our business is still uncertain.

THE LOSS OF SOME OF OUR PRINCIPAL CABLE TELEVISION CUSTOMERS COULD MATERIALLY ADVERSELY AFFECT US.

      Although the domestic cable television industry is comprised of thousands of cable systems, a small number of cable television operators own a majority of cable television systems and account for a majority of the capital expenditures made by cable television operators. The loss of some or all of our principal cable television customers could have a material adverse effect on our business and financial condition.

      The telecommunications industry has experienced the consolidation of many industry participants and this trend is expected to continue. We and one or more of our competitors may each supply product to businesses that have merged or will merge in the future. Consolidations could result in delays in purchasing decisions by the merged businesses, and we could play either a greater or lesser role in supplying products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on our business. AT&T's cable division, AT&T Broadband, is the largest domestic multiple system operator and is one of our significant customers. AT&T and Comcast have announced a merger of AT&T Broadband and Comcast into a new company to be called AT&T Comcast Corporation. We cannot assure you that the pending AT&T Broadband -- Comcast merger, or subsequent potential regional clustering of cable systems and subscriber trades will not delay expected cable spending or impact our sales volumes or profits.

THE INABILITY OF OUR CUSTOMERS TO OBTAIN ADEQUATE FINANCING TO FUND THEIR INFRASTRUCTURE PROJECTS COULD MATERIALLY ADVERSELY AFFECT US.

      Demand for our products depends primarily on cable system operators, wireless service providers, alternate service providers, and other customers and third parties continuing to construct, maintain, rebuild, and upgrade their wired and wireless communication infrastructure. The inability of our customers to obtain adequate financing to fund their infrastructure projects could have a material adverse effect on our business and financial condition.

IF THE FINANCIAL CONDITION OF OUR CUSTOMERS DECLINES, OUR CREDIT RISKS COULD INCREASE.

      One of our significant customers, Adelphia Communications Corporation, filed ("Adelphia") for chapter 11 debtor-in-possession reorganization on June 25, 2002. In the quarter ended June 30, 2002, we took an after-tax charge of $13.5 million related to the write-off of Adelphia receivables. Adelphia receivables were 17% of our total receivables as of June 30, 2002 prior to this write-off. We have reached an agreement with Adelphia on the terms under which we will continue to do business with Adelphia during its chapter 11 reorganization but we do not expect a significant recovery of business with Adelphia in the near term.

      Other customers of ours may file with the courts seeking protection under the applicable bankruptcy or reorganization laws or experience financial difficulties. Upon the financial failure of a customer, we may experience losses as a result of our inability to collect, in a timely manner or at all, the accounts receivable outstanding to such customer, as well as the loss of such


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customer's ongoing business. If our customers fail to meet their payment obligations to us, we could experience reduced cash flows and losses in excess of amounts reserved.

OUR FAILURE TO INTRODUCE NEW PRODUCTS SUCCESSFULLY, AND CHANGES IN TECHNOLOGY, COULD ADVERSELY AFFECT US.

      Many of our markets are characterized by advances in information processing and communications capabilities which require increased transmission speeds and greater capacity, or "bandwidth," for carrying information. These advances require ongoing improvements in the capabilities of wire and cable products. We believe that our future success will depend in part upon our ability to enhance existing products and to develop and manufacture new products that meet or anticipate these changes. The failure to introduce successful new or enhanced products on a timely and cost-competitive basis or the inability to continue to market existing products on a cost-competitive basis could adversely affect our business and financial condition.

      Fiber optic technology presents a potential substitute for the products that comprise most of our sales. Fiber optic cables have penetrated the cable television and local area network markets we serve in high-bandwidth point-to-point and trunking applications. Fiber optic cables have not significantly penetrated the local distribution and residential application markets we serve because of the high relative cost of electro-optic interfaces and the high cost of fiber termination and connection. At the same time, advances in data transmission equipment and copper cable technologies have increased the relative performance of copper-based cables which are our principal products. However, a significant decrease in the cost of fiber optic systems could make these systems superior on a price/performance basis to copper systems. While we are a fiber optic cable manufacturer and supplier to a portion of the cable television market and certain specialty markets, a significant decrease in the cost of fiber optic systems would likely have an adverse effect on our coaxial cable sales.

OUR INDUSTRY IS HIGHLY COMPETITIVE GLOBALLY AND RAPID TECHNOLOGICAL CHANGE MAY LEAD TO FURTHER COMPETITION.

      Our coaxial, fiber optic and electronic cable products compete with those of a substantial number of foreign and domestic companies, some of which have greater resources, financial or otherwise, than we have. The rapid technological changes occurring in the telecommunications industry could lead to the entry of new competitors. Existing competitors' actions and new entrants may have an adverse impact on our sales and profitability. We believe that we enjoy a strong competitive position in the coaxial cable market because of our position as a low-cost, high-volume coaxial cable producer and our reputation as a high-quality provider of state-of-the-art cables, along with our strong orientation toward customer service. However, we cannot assure you that we will continue to compete successfully with our existing competitors or that we will be able to compete successfully with new competitors.

      The global market for fiber optic cable products continues to be affected by weak demand and significant pricing pressure, which has had an impact on our sales and profitability. Ongoing weak demand and pricing pressure for fiber optic cable products could have a significant adverse impact to our sales and profitability.

OUR DEPENDENCE ON COMMODITIES SUBJECTS US TO PRICE FLUCTUATIONS WHICH COULD ADVERSELY AFFECT US.

      The principal raw materials we purchase are fabricated aluminum, plastics, bimetals, copper and optical fiber. Our profitability may be affected by changes in the market price of these materials, which are linked to the commodity markets. Although we have generally been able to pass on increases in the price of these materials to our customers, we cannot assure you that we will be able to do so in the future. Additionally, significant increases in the price of our products due to increases in the cost of raw materials could have a negative effect on demand for our products.


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DIFFICULTIES WITH OUR KEY SUPPLIERS COULD ADVERSELY AFFECT US.

      A portion of our raw material purchases are bimetallic center conductors for coaxial cables. Management believes that our internal production of certain bimetallic center conductors, together with our current supply arrangement with Copperweld, addresses concerns regarding the continuing availability of these key materials and enhances our ability to support the demand for broadband cable. If we are unable to continue to purchase the necessary quantities of bimetallic center conductors from Copperweld, we may be unable to obtain these raw materials on commercially acceptable terms from another source. There are few, and limited, alternative sources of supply for these raw materials. We produce a substantial portion of our bimetallic center conductor requirements. Although the parent of Copperweld has filed for Chapter 11 debtor-in-possession reorganization, management does not believe this will affect our supply arrangement with Copperweld. However, the loss of Copperweld as a supplier of bimetallic center conductors, Copperweld's inability to supply, and/or our failure to manufacture or adequately expand our internal production of these products, could have a material adverse effect on our business and financial condition.

      In addition, we purchase fine aluminum wire from a limited number of suppliers. Fine aluminum wire is a smaller raw material purchase than bimetallic center conductors and we produce a significant portion of our demand internally. However, neither of these major raw materials could be readily replaced in sufficient quantities if all supplies from the respective primary sources were disrupted for an extended period and we were unable to continue to vertically integrate the production of these products. In such event, there could be a materially adverse impact on our financial results.

      Additionally, fluorinated-ethylene-propylene (FEP) is the primary raw material used throughout the industry for producing flame retarding cables for local area network applications. There are few worldwide producers of FEP and market supplies have been periodically limited over the past several years. Availability of adequate supplies of FEP will be critical to future local area network cable sales growth.

      Optical fiber is a primary material used for making fiber optic cables. While currently there is adequate supply of optical fiber, there are few worldwide suppliers of optical fiber and market supplies have been tight in the past. Availability of adequate supplies of optical fiber will be critical to future fiber optic cable sales growth.

      At certain of our facilities, we are also a large consumer of electricity, water, gas and other resources. Unforeseen increases in the cost of these resources or interruptions or reductions in our current supply of these resources could materially affect our ability to manufacture products in a cost-effective or timely manner.

DECLINES IN THE FINANCIAL CONDITION OF OUR KEY SUPPLIERS, OR DISRUPTIONS AT OUR MANUFACTURING FACILITIES, COULD MATERIALLY AFFECT OUR ABILITY TO MANUFACTURE PRODUCTS IN A COST-EFFECTIVE OR TIMELY MANNER.

      The current industry and economic downturn could cause our key suppliers to experience financial difficulties including bankruptcy, reorganization or insolvency. Upon the financial failure of a key supplier, our business may be disrupted as we find alternative sources of supply. Interruption of supplies from our key suppliers could disrupt production or impact our ability to increase production and sales. Our inability to quickly find alternative sources of supply on reasonable terms could materially affect our ability to manufacture products in a cost-effective and timely manner.

BECAUSE OF OUR VERTICAL INTEGRATION OF SUPPLY AND PRODUCTION OF SOME PRODUCTS, A DISRUPTION OR FAILURE AT ONE OF OUR MANUFACTURING FACILITIES COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE PRODUCTS AT OTHER MANUFACTURING FACILITIES IN A COST EFFECTIVE AND TIMELY MANNER.

      We internally produce a significant portion of some of the components used in our finished products, including bimetallic center conductors and aluminum fine wire, at certain of our manufacturing facilities. Disruption at these facilities due to failure of our technology, fire, electrical outage, natural


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disaster, acts of terrorism or some other catastrophic event could materially adversely affect our ability to manufacture products at our other manufacturing facilities in a cost-effective and timely manner.

IF OUR PRODUCTS OR COMPONENTS PURCHASED FROM OUR SUPPLIERS EXPERIENCE PERFORMANCE ISSUES, OUR BUSINESS WILL SUFFER.

      Our business depends on our producing excellent products of consistently high quality. To this end, our products, including components purchased from our suppliers, are rigorously tested for quality both by us and our customers. Nevertheless, our products are highly complex and our customers' testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products and components purchased from our suppliers may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing. We have experienced such performance issues in the past and remain exposed to such performance issues. In some cases, recall of some or all affected products, product redesigns or additional capital equipment may be required to correct a defect. In addition, any significant or systemic product failure could result in lost future sales of the affected product and other products, as well as result in customer relations problems.

OUR BUSINESS IS SUBJECT TO THE ECONOMIC UNCERTAINTIES AND POLITICAL RISKS OF MAKING AND SELLING OUR PRODUCTS IN FOREIGN COUNTRIES.

      We believe that growth in international markets, including the developing markets in Asia, the Middle East and Latin America, and the expected privatization of the telecommunications structure in many European countries, represents significant future opportunities for us. However, we cannot predict with certainty the outlook for international sales in the short-term due to political and economic uncertainties.

      We have increased our international manufacturing capabilities. Our international operations are subject to the usual risks inherent in operating abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, the laws and policies of the U.S. affecting trade, foreign investment and loans, foreign tax laws and compliance with local laws and regulations.

POTENTIAL ENVIRONMENTAL LIABILITIES MAY ARISE IN THE FUTURE AND ADVERSELY IMPACT OUR FINANCIAL POSITION.

      We are subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. We believe that our manufacturing facilities are in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had and is not expected to have a material adverse effect on our financial condition.

      Our present and past facilities have been in operation for many years, and over that time in the course of those operations, these facilities have used substances which are or might be considered hazardous, and we have generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that environmental issues may arise in the future which we cannot now predict.

OUR INDEBTEDNESS COULD RESTRICT OUR OPERATIONS, MAKE US MORE VULNERABLE TO ADVERSE ECONOMIC CONDITIONS AND MAKE IT MORE DIFFICULT FOR US TO MAKE PAYMENTS ON OUR EXISTING DEBT.

      Our current and future indebtedness could have important consequences to you. For example, it could:

      o impair our ability to obtain additional financing in the future;

      o reduce funds available to us for other purposes, including working capital, capital expenditures, research and development, strategic acquisitions and other general corporate purposes;



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      o restrict our ability to introduce new products or exploit business opportunities;

      o increase our vulnerability to economic downturns and competitive pressures in the industry we operate in;

      o increase our vulnerability to interest rate increases to the extent variable-rate debt is not effectively hedged;

      o limit, along with the financial and other restrictive covenants in our indebtedness, our ability to dispose of assets or borrow additional funds;

      o make it more difficult for us to satisfy our obligations with respect to our existing debt; and

      o place us at a competitive disadvantage.

THE RESTRICTIONS IMPOSED BY OUR EXISTING DEBT AND AN OPERATING LEASE COULD NEGATIVELY AFFECT OUR BUSINESS AND OUR FAILURE TO COMPLY WITH THESE RESTRICTIONS COULD RESULT IN A DEFAULT UNDER OUR DEBT INSTRUMENTS AND THE OPERATING LEASE.

      Our existing debt agreements and the operating lease for our corporate office building contain covenants that restrict our ability and our subsidiaries' ability to:

      o dispose of assets;

      o incur additional indebtedness;

      o incur liens on property or assets;

      o repay other indebtedness;

      o pay dividends;

      o enter into certain investments or transactions;

      o repurchase or redeem capital stock;

      o engage in mergers or consolidations;

      o engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities;

      o guarantee the obligations of others; or

      o make additional investments in or loans to OFS BrightWave, LLC ("OFS BrightWave").

      In addition, our existing debt agreements and the operating lease contain financial covenants, including:

      o a total debt to EBITDA ratio;

      o a net worth maintenance; and

      o an interest expense coverage ratio.

      Our compliance with our covenants in the future may be affected by events beyond our control. Our performance under these covenants could impact our cost of funds and limit the funds available under the revolving credit agreement. In addition, our noncompliance with these covenants could create a default under these agreements, resulting in potential acceleration of repayment of our obligations and inability to borrow under the revolving credit agreement.

      Based on our current forecasted operating results, we believe it is likely that we may not be in compliance with the amended total debt to EBITDA covenant at the end of the third quarter of 2002. If we do not comply with the amended total debt to EBITDA covenant at the end of the third quarter, we intend to either further amend both the eurodollar credit agreement and the operating lease agreement or to repay our obligations under these agreements using current cash balances. In addition, we currently expect to replace our revolving credit agreement, under which we currently have no outstanding borrowings, during the fourth quarter of 2002. We do not currently anticipate future borrowings under


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this existing revolving credit facility as we believe that cash provided by our operations will be sufficient to meet our anticipated working capital requirements during the remaining term of this facility, which expires in December 2002. However, given the current credit environment and our recent operating results, it is likely that the terms under which all three of these existing agreements can be further amended or replaced, if at all, may be less favorable to us than the current terms of these agreements.

ALTHOUGH WE BELIEVE THAT OUR EXISTING GOODWILL AND OTHER INTANGIBLE ASSETS ARE NOT CURRENTLY IMPAIRED, WE MAY INCUR IMPAIRMENT CHARGES RELATED TO THESE ASSETS IN THE FUTURE.

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This statement was effective for us on January 1, 2002. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangible assets with indefinite lives and also requires at least an annual assessment for impairment by applying a fair-value-based test. We do not currently have any intangible assets with indefinite lives, other than goodwill.

      We have completed the process of performing the transitional goodwill impairment test, as prescribed by SFAS No. 142, as of January 1, 2002. As a result of the test performed, we believe that goodwill was not impaired as of January 1, 2002. Goodwill will be tested annually at the same time each year, and on an interim basis when events or changes in circumstances require.

      Existing goodwill, which totaled $151 million as of the balance sheet date, net of accumulated amortization through December 31, 2001, arose from previous acquisitions accounted for under the purchase method of accounting. Although we are not currently aware of events or changes in circumstances requiring an assessment of goodwill impairment as of the balance sheet date, the current business environment in telecommunications is challenging. If this environment is prolonged or further deteriorates, we cannot assure you that future tests will not result in impairment of existing goodwill and that potential future goodwill impairment will not materially, adversely affect our results of operations.

ALTHOUGH WE BELIEVE CASH FROM OPERATIONS PROVIDES ADEQUATE RESOURCES TO FUND ONGOING OPERATING REQUIREMENTS, WE MAY BE LIMITED IN OUR ABILITY TO OBTAIN ADDITIONAL CAPITAL ON COMMERCIALLY REASONABLE TERMS.

      Although we believe cash from operations provides adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively. Our public debt ratings affect our ability to raise capital and the cost of that capital. Downgrades of our debt ratings may increase our borrowing costs and affect our ability to access the debt capital markets. In addition, the market price of our common stock may limit our ability to access the equity capital markets on terms and in amounts that would be satisfactory to us.

WE MAY EXPERIENCE DIFFICULTIES IN OBTAINING OR PROTECTING INTELLECTUAL PROPERTY.

      We may encounter difficulties, costs or risks in protecting our intellectual property rights or obtaining rights to additional intellectual property to permit us to continue or expand our business. Other companies, including some of our largest competitors, hold intellectual property rights in our industry and the intellectual property rights of others could inhibit our ability to introduce new products in our field of operations unless we secure licenses on commercially reasonable terms.

A SIGNIFICANT UNINSURED LOSS OR A LOSS IN EXCESS OF OUR INSURANCE COVERAGE COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

      We maintain insurance covering normal business operations, including fire, property and casualty protection that we believe are adequate. We do not generally carry insurance covering wars, acts of terrorism, earthquakes or other similar catastrophic events, but such depends on the circumstances. Because insurance has generally become more expensive, we may not be able to obtain adequate insurance coverage on financially reasonable terms. A significant uninsured loss or a loss in excess of our insurance coverage could adversely affect our financial condition.


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OUR OWNERSHIP OF A MINORITY EQUITY INTEREST IN OFS BRIGHTWAVE EXPOSES US TO
RISKS OF LIMITED CONTROL AS WELL AS OTHER RISKS WHICH, AMONG OTHER THINGS, MAY MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      Our ownership of a minority equity interest in OFS BrightWave exposes us to risks of limited control. Additional potential risks and uncertainties include, but are not limited to, the ability to successfully manage OFS BrightWave's operations and related technologies effectively, the ability of OFS BrightWave to maintain Lucent's customer base, the ability of OFS BrightWave to recruit and retain qualified employees, pricing and acceptance of OFS BrightWave's products, OFS BrightWave intellectual property rights and telecommunications industry capital spending. OFS BrightWave is a party to manufacturing and supply agreements with OFS Fitel, LLC, which is wholly owned indirectly by The Furukawa Electric Co., Ltd. of Japan ("Furukawa"). As a result of Furukawa's controlling interest in both ventures, it has significant influence over the structure and pricing of these agreements. Future changes in these terms, over which we have limited influence, could have a material impact on the profitability of OFS BrightWave and ultimately on our results of operations. A decline in Furukawa's financial condition could negatively impact the value of our investment in OFS BrightWave which could materially adversely affect our financial condition. Actions by Furukawa or OFS BrightWave, or the inability of OFS BrightWave to operate according to its business plans, may adversely affect our results of operations.

OFS BRIGHTWAVE MAY CONTINUE TO INCUR SUBSTANTIAL LOSSES THAT COULD ADVERSELY AFFECT OUR RESULTS.

      OFS BrightWave has incurred substantial losses for the first half of 2002 primarily due to the weak demand for optical fiber and fiber optic cable and the impact of significant charges related to the write-off of goodwill and certain fixed assets and restructuring and cost reduction efforts. We expect that OFS BrightWave will incur losses during the remainder of 2002. If OFS BrightWave continues to incur losses, we will continue to recognize non-cash equity losses from our investment in OFS BrightWave which will adversely affect our results of operations. At June 30, 2002, we are committed to advance an additional $13 million, as reasonably requested by OFS BrightWave, under a $30 million revolving note agreement. Beyond this, we are not required to make any additional investments in the form of loans or capital contributions to OFS BrightWave; however, our failure to do so could result in the dilution of our ownership percentage.


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